FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE ANNOUNCES 9% DEPLETIONS GROWTH FOR KONA BREWING CO. IN THE SECOND QUARTER AND RECONFIRMS FULL-YEAR GUIDANCE

Continued robust growth for Kona, milestone accomplishments around brewery optimization, and progress advancing its partnership strategy underline strong performance gains for CBA year to date

Portland, Ore. (Aug. 2, 2017) - Craft Brew Alliance, Inc. (“CBA”) a leading craft brewing company, today announced financial results for the second quarter ended June 30, 2017, highlighting continued strong depletions growth for Kona and the successful completion of several key initiatives that will drive substantial operational efficiencies and cost savings in the second half of the year.

Delivering Steady Growth for Kona Amidst Increasing Competition
Despite anticipated increasing market pressure that contributed to substantially slower growth for the craft beer industry overall, CBA increased depletions for Kona Brewing Co. by 9% in the second quarter and 11% for the first six months of the year. As the cornerstone of CBA’s distinctive portfolio strategy, Kona represents more than 50% of our total portfolio volume. Kona flagship Big Wave Golden Ale posted a 17% increase in depletions in the second quarter, and the newest national brand, Hanalei Island IPA, remains in the top 10 of all craft beer launches nationally as measured in grocery sales by Nielsen.

Tapping into a Strengthened AB Relationship
We continued to unlock value from our enhanced agreements with Anheuser-Busch (“AB”). As part of our brewing agreement, we began the first shipments of CBA beers from AB’s Fort Collins, Colo. brewery in the second quarter, positioning us to realize the full benefits of this arrangement in the second half of the year. We also continued to leverage our extended commercial agreement, with CBA brands participating in wholesaler volume incentive targets and building on the success we’ve realized through joint marketing and sampling programs. With the international agreement, we continue to be optimistic and deliberate in developing our long-term international strategy with AB to build on our success growing Kona around the world.

Advancing our Strategy for Improved Gross Margins
In the second quarter, we accomplished several key milestones as part of our strategy to increase efficiency, reduce overhead costs, and improve gross margins. We completed the closure of our Woodinville facility, ended our brewing partnership in Memphis, and shifted all remaining production out of those facilities, while continuing to keep wholesaler inventory levels 30% lower compared to 2016. In line with expectations and in completing these projects on schedule, CBA is positioned to realize substantial cost savings and improved utilization in the second half of the year.

Accelerating our Strategic Partnerships
CBA’s strategic craft brewery partnerships complement our diverse portfolio, anchored by Kona, with strong local brands in key beer markets. During the second quarter, we continued to expand Appalachian Mountain Brewery (AMB) across North Carolina; AMB is now the seventh largest local craft brewery in its home state. With Cisco Brewers, we remained focused on strengthening the Nantucket Island brand in New England and grew depletions by 8% over the second quarter in 2016. In July, we completed the acquisition of a 24.5% minority stake in Wynwood Brewing Company, an award-winning craft brewery based in the heart of Miami’s vibrant Wynwood Art District. Since announcing our strategic partnership in December 2016, CBA and Wynwood Brewing have been focused on growing distribution across the brewery’s home state of Florida, which is the third largest beer market in the U.S.

Second quarter and year-to-date 2017 financial highlights:

•	Overall depletions decreased 2% for the quarter and 1% year to date, compared to the same periods last year, while depletions for Kona increased 9% in the second quarter and 11% year to date.

•	Shipments decreased 8% in the second quarter and 4% year to date, compared to the same periods last year.

◦
As anticipated, second quarter shipments reflect a challenging comparison to the prior-year period, as we had increased shipments in the second quarter of 2016 following the temporary closure of our Portland brewery in the first quarter of 2016.

◦	The second quarter and year-to-date shipment decreases reflect the impact of ongoing work to reduce inventory levels by one third compared to 2016 levels.

•	Net sales decreased 3% to $60.6 million in the second quarter, and increased 3% to $104.9 million year to date, over the comparable periods in 2016.

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The second quarter decrease is primarily attributed to a decline in overall shipment volume, partially offset by volume growth for Kona and our partner brands, our alternating proprietorship business, and a 1.5% increase in average unit pricing.

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The year-to-date net sales increase is primarily due to shipment growth for Kona and our partner brands, our alternating proprietorship business, contract brewing shortfall fees, AB international distribution fees, and a 1.5% increase in average unit pricing. Our net sales increase also reflects the improvement over the first quarter in 2016, as shipments were impacted by the temporary closure of our Portland brewery.

▪	Partially offsetting the first half increases were the impact of reducing days of inventory below 2016 levels and the challenging comparison to second quarter 2016 shipments as described above.

•	Second quarter gross profit decreased by 11%, to $18.3 million, while year-to-date gross profit increased by 6%, to $31.0 million, compared to the same periods last year.

◦
Our second quarter gross margin decreased by 260 basis points to 30.3% compared to the second quarter of 2016, reflecting lower cost absorption due to lower shipment volumes as explained above, shifting production to Fort Collins, and lower foot traffic in the pubs, partially offset by a reduction in brewery labor costs and improved logistics operations.

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Gross margin for the first six months increased by 80 basis points to 29.6% compared to the first half of 2016, reflecting improved brewery cost structure, partially offset by lower cost absorption and a decrease in pub foot traffic.

•
Selling, general and administrative expense (“SG&A”) for the second quarter was $15.6 million, a 6% decrease over the second quarter of 2016, and $31.0 million year to date, a 2% increase over the same period last year.

◦	The second quarter decrease primarily reflects lower media and promotional costs due to timing, as well as lower labor costs, partially offset by an increase in professional fees.

◦	The increase in year-to-date SG&A expense is primarily due to increases in employee related costs and professional fees, partially offset by the timing of media and promotional spend.

•
Diluted net income per share was $0.09 for the second quarter, a decline of $0.03 over the second quarter diluted net income per share of $0.12 in 2016. For the year to date, diluted net loss per share was $0.00, an improvement of $0.05 over the same period last year.

“In my nearly 25 years in the beer business, I have seen the industry evolve and adapt countless times but nothing has come close to the competition, complexity and consumer-driven change facing our market today,” said Andy Thomas, chief executive officer, CBA. “Against this backdrop, CBA’s ability to sustain robust growth for Kona, accelerate our partnership strategy, and make significant progress evolving our brewing footprint while stabilizing inventory levels is not just impressive, but highly encouraging as well.”

Reconfirmed financial guidance for full-year 2017:

•	Total CBA depletion change of flat to growth of 6%.

•	Shipments ranging between a decrease of 1% and an increase of 4%.

•	Average price increases of 1% to 2%.

•	Total gross margin rate of 30.5% to 32.5%.

•	SG&A ranging from $61 million to $63 million, including an increase in marketing spend and SG&A cost optimization, as we leverage investments made in prior years and seek to improve efficiencies.

•	Capital expenditures of approximately $16 million to $20 million, reflecting continued work on previously disclosed projects, including the new Kona brewery and Redhook brewpub in Seattle.

“Our year-to-date performance is largely in line with expectations. We believe our plans for the balance of the year ensure CBA is well positioned to deliver on our objectives for 2017, particularly as it relates to continuing to advance our Kona Plus strategy and unlock the value of our AB agreements, while reducing brewing costs and improving overall efficiencies,” said Joe Vanderstelt, chief financial officer, CBA.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including depletions, shipments and sales growth, price increases, lower inventory levels, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2016. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
Craft Brew Alliance (CBA) is an independent craft brewing company that brews, brands, and brings to market world-class American craft beers.

Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with an expanding stable of strong regional breweries and innovative lifestyle brands, including Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

Contact: Jenny McLean Director of Communications Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Sales	$64,204	$66,294	$110,970	$108,087
Less excise taxes	3,654	4,016	6,118	6,587
Net sales	60,550	62,278	104,852	101,500
Cost of sales	42,221	41,780	73,854	72,285
Gross profit	18,329	20,498	30,998	29,215
As percentage of net sales	30.3%	32.9%	29.6%	28.8%
Selling, general and administrative expenses	15,560	16,548	31,029	30,472
Operating income (loss)	2,769	3,950	(31)	(1,257)
Interest expense	(173)	(187)	(354)	(334)
Other income, net	10	6	13	12
Income (loss) before income taxes	2,606	3,769	(372)	(1,579)
Income tax provision (benefit)	882	1,508	(309)	(631)
Net income (loss)	$1,724	$2,261	$(63)	$(948)

Basic and diluted net income (loss) per share	$0.09	$0.12	$—	$(0.05)
Weighted average shares outstanding:
Basic	19,278	19,216	19,270	19,198
Diluted	19,389	19,232	19,270	19,198
Total shipments (in barrels):
Core Brands	219,200	239,000	367,400	381,400
Contract Brewing	6,400	7,000	11,000	14,200
Total shipments	225,600	246,000	378,400	395,600
Change in depletions (1)	(2)%	3%	(1)%	0%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30,
	2017	2016
Current assets:
Cash and cash equivalents	$2,034	$335
Accounts receivable, net	27,342	27,330
Inventory, net	15,493	22,982
Assets held for sale	23,622	—
Other current assets	3,588	2,766
Total current assets	72,079	53,413
Property, equipment and leasehold improvements, net	105,134	121,665
Goodwill	12,917	12,917
Intangible and other assets, net	19,061	18,649
Total assets	$209,191	$206,644
Current liabilities:
Accounts payable	$26,600	$25,294
Accrued salaries, wages and payroll taxes	4,918	4,383
Refundable deposits	6,690	7,164
Other accrued expenses	7,544	2,082
Current portion of long-term debt and capital lease obligations	1,599	807
Total current liabilities	47,351	39,730
Long-term debt and capital lease obligations, net of current portion	21,826	30,250
Other long-term liabilities	19,727	18,909
Total common shareholders' equity	120,287	117,755
Total liabilities and common shareholders' equity	$209,191	$206,644

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2017	2016
Cash flows from operating activities:
Net loss	$(63)	$(948)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,468	5,362
Loss on sale or disposal of Property, equipment and leasehold improvements	146	9
Deferred income taxes	(378)	(664)
Other, including stock-based compensation	1,429	236
Changes in operating assets and liabilities:
Accounts receivable, net	(3,334)	(8,404)
Inventories	3,323	(5,034)
Other current assets	(1,093)	(327)
Accounts payable and other accrued expenses	7,299	8,051
Accrued salaries, wages and payroll taxes	(49)	(1,086)
Refundable deposits	(397)	625
Net cash provided by (used in) operating activities	12,351	(2,180)
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(4,920)	(9,220)
Proceeds from sale of Property, equipment and leasehold improvements	91	8
Net cash used in investing activities	(4,829)	(9,212)
Cash flows from financing activities:
Principal payments on debt and capital lease obligations	(261)	(350)
Net borrowings (repayments) under revolving line of credit	(5,756)	11,237
Proceeds from issuances of common stock	87	—
Tax payments related to stock-based awards	—	(71)
Net cash provided by (used in) financing activities	(5,930)	10,816
Increase (decrease) in Cash and cash equivalents	1,592	(576)
Cash and cash equivalents, beginning of period	442	911
Cash and cash equivalents, end of period	$2,034	$335

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve-Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	June 30,
	2017	2016	Change		% Change
Net sales	$205,859	$205,428	$431		0.2%
Gross profit	$61,382	$61,559	$(177)		(0.3)%
As percentage of net sales	29.8%	30.0%	(20)	bps
Selling, general and administrative expenses	59,781	59,188	593		1.0%
Operating income	$1,601	$2,371	$(770)		(32.5)%

Net income	$565	$1,043	$(478)		(45.8)%

Basic and diluted net income per share	$0.03	$0.05	$(0.02)		(40.0)%
Total shipments (in barrels):
Core Brands	734,900	782,200	(47,300)		(6.0)%
Contract Brewing	23,500	31,200	(7,700)		(24.7)%
Total shipments	758,400	813,400	(55,000)		(6.8)%
Change in depletions (1)	(1)%	0%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net income (loss)	$1,724	$2,261	$(63)	$(948)
Interest expense	173	187	354	334
Income tax provision (benefit)	882	1,508	(309)	(631)
Depreciation expense	2,508	2,704	5,338	5,275
Amortization expense	65	43	130	87
Stock-based compensation	197	289	554	309
Loss on disposal of assets	143	7	146	9
Adjusted EBITDA	$5,692	$6,999	$6,150	$4,435

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock-based compensation and other non-cash charges, including net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.
As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by (used in) operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).